UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

(Amendment No. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

March 4, 2005

Date of report (Date of earliest event reported)

Archipelago Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-32274 (Commission File Number)	36-4298373 (I.R.S. Employer Identification No.)

100 South Wacker Drive, Suite 1800, Chicago, IL 60606

(Address of Principal Executive Offices)

(312) 960-1696
(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written Communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240. 13e-4(c))

EXPLANATORY NOTE

This Amendment No. 1 on Form 8-K/A is being filed by Archipelago Holdings, Inc. (the “Company”) to correct a typographical error in an exhibit to the Form 8-K filed by the Company on January 4, 2005 concerning the definitive agreement (“Definitive Agreement”) entered into by the Company and PCX Holdings, Inc. (“PCXH”) under which the Company agreed to acquire PCXH and all of its wholly owned subsidiaries (“PCX 8-K”).  The PCX 8-K included a copy of the Definitive Agreement as Exhibit 2.1 (“Exhibit”).  Page 3 of the Exhibit stated that the portion of consideration to be paid to PCXH shareholders in the form of common stock of the Company shall be calculated “by dividing (x) the product of the Per Share Aggregate Merger Consideration times 0.2 by (y) $20.4670.”  The Exhibit should have stated “by dividing (x) the product of the Per Share Aggregate Merger Consideration times 0.2 by (y) $20.4750.”  Except for the correction of this typographical error, this Amendment No. 1 on Form 8-K/A does not update, modify, or amend any disclosure set forth in the PCX 8-K.

Item 1.01               ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On January 3, 2005, Archipelago Holdings, Inc. (“Archipelago”) and PCX Holdings, Inc. (“PCXH”) issued a joint press release announcing that on January 3, 2005 Archipelago, PCXH and a newly formed wholly owned subsidiary of Archipelago (“Newco”) entered into a definitive agreement (“Agreement”) under which Archipelago has agreed to acquire PCXH and all of its wholly owned subsidiaries including the Pacific Exchange, Inc. (“Pacific Exchange”) and PCX Equities, Inc. (“PCX Equities”), by way of a merger of PCXH with and into Newco. A copy of the press release announcing the Agreement is attached hereto as Exhibit 99.1 and a copy of the Agreement is attached hereto as Exhibit 2.1, each of which is incorporated herein by reference. The description of the Agreement set forth herein is qualified in its entirety by reference to the full text of the Agreement.

In addition, in connection with this transaction, Archipelago entered into a Financial Advisory Services Engagement (“Engagement”) with a shareholder affiliate, Goldman, Sachs & Co. (“GSC”), under which GSC agreed to perform financial advisory services to Archipelago. A copy of the Engagement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The description of the Engagement set forth herein is qualified in its entirety by reference to the full text of the Engagement.

1. Material Relationships of the Parties

Archipelago and PCXH

In a July 2000 transaction, the Pacific Exchange granted Archipelago the exclusive right to establish and operate the Archipelago Exchange, or ArcaEx® as a facility of PCX Equities with respect to instruments traded on or eligible to be traded on the equities floor of the Pacific Exchange, as well as the right to receive all transaction fees, all market data fees and all listing fees from the operation of ArcaEx.  In that transaction, the Pacific Exchange also acquired an equity interest in Archipelago. Currently, the Pacific Exchange owns 1,645,415 shares, or approximately 3.49% of Archipelago’s outstanding common stock.

Archipelago’s common stock is listed on the Pacific Exchange and traded on ArcaEx under the symbol “AX.” Gerald D. Putnam, Chairman and Chief Executive Officer of Archipelago, is currently a member of the board of directors of the Pacific Exchange.  Philip D. DeFeo, Chairman and Chief Executive Officer of PCXH, the Pacific Exchange and PCX Equities, is currently a member of the board of directors of Archipelago.

Archipelago and GSC

Currently, the parent company of GSC, The Goldman Sachs Group, Inc., indirectly owns approximately 7,305,722 shares, or approximately 15.49%, of Archipelago’s outstanding common stock through its subsidiaries.  In addition, Archipelago has entered into various commercial arrangements with certain subsidiaries and affiliates of The Goldman Sachs Group, Inc. including:  (i) equity entitlement program agreements, (ii) clearing agreements, (iii) a service bureau agreement, (iv) a merger agreement for the acquisition of REDIBook ECN LLC, (v) financial advisory agreements and (vi) agreements for orders routed to the NYSE’s Designated Order Turnaround.  In addition The Goldman Sachs Group, Inc., either directly or indirectly through its subsidiaries or affiliates, owns a minority equity investment of approximately 3.5% in the Pacific Exchange.

A more detailed description of the relationships among Archipelago and PCXH and The Goldman Sachs Group, Inc., including their respective affiliates, is contained in Archipelago’s Prospectus dated August 12, 2004, including the Section entitled Certain Relationships and Related Transactions, which is on file with the Securities and Exchange Commission (“SEC”) and available at the SEC’s website (http://www.sec.gov).

2. Brief Description of the Material Terms and Conditions of the Agreement

Acquisition Agreement

Currently, PCX Holdings shareholders will receive $50,690,000 in exchange for their shares of PCX holdings, or approximately $83.74 per share, subject to adjustments. This purchase price represents two elements of the transaction, and is the result of the sum of: (i) the aggregate value of the 1,645,415 shares of Archipelago common stock currently indirectly owned by PCXH through the Pacific Exchange which will be returned to, and either canceled or held in treasury by Archipelago after the consummation of the transaction, and (ii) $17 million. Archipelago will pay the purchase price to PCX Holding shareholders by issuing 20% of the purchase price in registered shares of Archipelago common stock (approximately $10,140,000) and the remaining 80% in cash (approximately $40,550,000).

The aggregate value of the shares of Archipelago common stock currently owned by the Pacific Exchange was determined from the average price per share of Archipelago’s common stock for the ten trading days immediately preceding the date of the press release, specifically $20.475 per share.  The final calculation of the total purchase price will depend upon several factors and adjustments, including but not limited to: (i) an adjustment relating to any working capital excess or shortfall of the seller at closing that is either over or under an agreed upon threshold; and (ii) a downward adjustment in the event that any change of control and related payments to certain executives of the seller exceeds $4,856,000.

Under the terms of the Agreement, after March 31, 2005 and through the closing of the transaction, at the request of PCXH, Archipelago will lend operating funds to PCXH or its wholly owned operating subsidiaries such as the Pacific Exchange, in an aggregate amount not to exceed $10.0 million. The aggregate amount of all loan payments will be deducted from the calculation of seller’s working capital at closing, or repaid by PCXH or its subsidiaries to Archipelago in the form of Archipelago common stock if the transaction fails to close.

The Agreement contains customary representations and warranties and conditions to closing. The Agreement also contains customary termination provisions which, under certain circumstances in the event of a termination under the Agreement, may subject the parties to liability for the payment of termination fees or reimbursement of expenses; and includes a provision which permits either party to terminate the agreement if the transaction fails to close by September 30, 2005.

The acquisition is subject to approval by PCX Holdings shareholders and the SEC, in addition to the passage of the Hart-Scott-Rodino Act waiting period, other required regulatory approvals and other customary closing conditions. Subject to such approvals and closing conditions, the acquisition is expected to close by mid-2005.

Financial Advisory Services Engagement

Under the terms of the Financial Advisory Services Engagement (“Engagement”), Archipelago engaged GSC as its financial advisor in connection with the proposed acquisition of PCXH and its subsidiaries.  The Engagement does not require GSC to conduct an independent evaluation or appraisal of the assets or liabilities of Archipelago, PCXH, or any other party or advise or opine on any related solvency issues with respect to the transaction.  The fees payable by Archipelago to GSC under the terms of the Engagement include: (i) a transaction fee equal to the lesser of (A) $500,000 and (B) 20% of any payment made Archipelago due to the termination of the transaction; or (ii) a transaction fee of $500,000 if the transaction is completed.  Under the terms of the Engagement, Archipelago generally also has agreed to reimburse GSC’s reasonable out-of-pocket expenses, including attorney’s fees, in an aggregate amount not to exceed $100,000.

3. Future SEC Filings and this Filing

In connection with the proposed acquisition of PCXH and its subsidiaries by Archipelago, the parties intend to file relevant materials with the SEC, including a registration statement on Form S-4. Such documents, however, are not currently available.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the registration statement, as well as other filings containing information about Archipelago, PCXH, the Pacific Exchange and PCX Equities without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the registration statement will also be available, without charge, once they are filed with the SEC by directing a request to Archipelago, Attention: Investor Relations, at 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284 , or by directing a request to the Shareholder Services Department of the Pacific Exchange at 115 Sansome Street, San Francisco, California 94104 or calling (415) 393-4114.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01               FINANCIAL STATEMENTS AND EXHIBITS.

(c) Exhibits

2.1	Agreement and Plan of Merger, dated January 3, 2005, among Archipelago Holdings, Inc., New Apple Acquisitions Corporation and PCX Holdings, Inc.

10.1	Engagement Letter Between Archipelago Holdings, Inc. and Goldman, Sachs & Co.

99.1	Joint Press Release of Archipelago Holdings, Inc. and PCX Holdings, Inc., issued January 3, 2005.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 4, 2005	Archipelago Holdings, Inc.

/s/ Nelson Chai
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated January 3, 2005, among Archipelago Holdings, Inc., New Apple Acquisitions Corporation and PCX Holdings, Inc.

10.1	Engagement Letter Between Archipelago Holdings, Inc. and Goldman, Sachs & Co.

99.1	Joint Press Release of Archipelago Holdings, Inc. and PCX Holdings, Inc., issued January 3, 2005.